================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 10)
                                 OPTIBASE, LTD.
                                (Name of Issuer)

         ORDINARY SHARES                                         M7524R108
NOMINAL VALUE NIS 0.13 PER SHARE
 (Title of class of securities)                                (CUSIP number)

                              DAVID P. STONE, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153

   (Name, address and telephone number of person authorized to receive notices and communications)


                                  MAY 27, 2006
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                                            (Page 1 of 6 Pages)

================================================================================

--------------------------------------------------------------------------------
CUSIP No. M7524R108                   13D                            Page 2 of 6
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON:                          MOSHE NAMDAR
       I.R.S. IDENTIFICATION NO.                            N/A
       OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A) [X]
                                                                    (B) [_]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                  PF

--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(d) OR 2(e):                                                    [_]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:                    ISRAELI

--------------------------------------------------------------------------------
              7     SOLE VOTING POWER:                           110,076

  NUMBER OF   ------------------------------------------------------------------
   SHARES      8     SHARED VOTING POWER:
BENEFICIALLY
  OWNED BY    ------------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER:                      110,076
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER:

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       372,238(1)

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                             [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             2.83%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON:                                       IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. M7524R108                   13D                            Page 3 of 6
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON:                          AVRAHAM NAMDAR
       I.R.S. IDENTIFICATION NO.                                       N/A
       OF ABOVE PERSON (ENTITY ONLY):
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A) [X]
                                                                    (B) [_]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                  PF

--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(d) OR 2(e):                                                    [_]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:                    ISRAELI

--------------------------------------------------------------------------------
              7     SOLE VOTING POWER:                           262,162
  NUMBER OF   ------------------------------------------------------------------
   SHARES      8     SHARED VOTING POWER:
BENEFICIALLY
  OWNED BY    ------------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER:                      262,162
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER:

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       372,238(1)

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                             [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             2.83%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON:                                       IN

--------------------------------------------------------------------------------

-------------------
(1) Mr. Avraham Namdar disclaims beneficial ownership of all ordinary shares that are owned, may be owned or deemed owned by Mr. Moshe Namdar

--------------------------------------------------------------------------------
CUSIP No. M7524R108                   13D                            Page 4 of 6
--------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER

     This Amendment No. 10 ("Amendment No. 10") amends and supplements the statement on Schedule 13D filed on July 24, 2002 (the "Statement"), as amended and supplemented by Amendment No. 1, filed on August 1, 2002, Amendment No. 2, filed on October 3, 2002, Amendment No. 3, filed on November 25, 2002, Amendment No. 4, filed on December 30, 2002, Amendment No. 5, filed on February 25, 2003, Amendment No. 6 filed on October 23, 2003, Amendment No. 7, filed on December 10, 2003, Amendment No. 8, filed on January 6, 2004 and Amendment No. 9, filed on February 11, 2004, relating to Ordinary Shares, par value NIS 0.13 per share (the "Ordinary Shares"), of Optibase Ltd., a corporation organized under the laws of Israel (the "Issuer") filed on behalf of Messrs. Moshe and Avraham Mandar (collectively, the "Reporting Persons").

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Moshe Namdar and Mr. Avraham Namdar are brothers. As a result, each of the Reporting Persons may be deemed to beneficially own 372,238 Ordinary Shares, or approximately 2.83% of the total outstanding Ordinary Shares (based on the number of the Issuer's Ordinary Shares outstanding as of April 12, 2006, of 13,144,605, as stated in the Issuer's report on form 20-F, filed with the Securities and Exchange Commission on April 12, 2006).

(b) Mr. Moshe Namdar has the power to vote or direct the vote and dispose or direct the disposition of 110,076 Ordinary Shares covered by this Schedule 13D.

     Mr. Avraham Namdar has the power to vote or direct the vote and dispose or direct the disposition of 262,162 Ordinary Shares covered by this Schedule 13D.

(c) On January 18, 2005, Mr. Moshe Namdar sold 50,000 Ordinary Shares in the open market transaction on the Nasdaq National Market for $6.2217 per share. On May 27, 2006, Mr. Moshe Namdar sold 601,838 Ordinary Shares to Mr. Shlomo Wyler in a private transaction for $5.00 per share.

(d)  Not applicable.

(e) On May 27, 2006 the Reporting Persons, and each of them, ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On May 27, 2006 Mr. Moshe Namdar entered into an agreement with Mr. Shlomo Wyler pursuant to which Mr. Moshe Namdar sold to Mr. Shlomo Wyle 601,838 Ordinary Shares for a purchase price of $5.00 per share (the "Agreement"). The Agreement provides that the aggregate purchase price of $3,009,190 will be paid within 30 days after the Agreement date and that failure to pay will result in a penalty of 1% per month.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.                         Description

1.          Agreement dated May 27, 2006 between Mr. Moshe Namdar and Mr. Shlomo
            Wyler

--------------------------------------------------------------------------------
CUSIP No. M7524R108                   13D                            Page 5 of 6
--------------------------------------------------------------------------------

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 is true, complete and correct.

June 27, 2006

                                            Moshe Namdar

                                            /s/ Moshe Namdar
                                            ------------------



                                            Avraham Namdar

                                            /s/ Avraham Namdar
                                            ------------------

--------------------------------------------------------------------------------
CUSIP No. M7524R108                   13D                            Page 6 of 6
--------------------------------------------------------------------------------


                                    Exhibit 1

                                    AGREEMENT

         Moshe Namdar (hereinafter MN) and Shlomo Wyler (hereinafter TW) hereby agree as follows:

        1. MN now sells to TW 601,838 shares of Optibase.
        2. The price is $5 per share.
        3. Total purchase price $3,009,190.
        4. TW will make payment within 30 days of today.
        5. Failure to do so will result in a penalty of 1% per month.
        6. There is no broker involved.


Signed this 27th day of May 2006:

/s/ Moshe Namdar

/s/ Shlomo S. Wyler

--------